

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2021

James L. Robo
Chairman of the Board and Chief Executive Officer
NextEra Energy Partners, LP
700 Universe Boulevard
Juno Beach, FL 33408-0420

> **Re: NextEra Energy Partners, LP**
> **Registration Statement on Form S-3**
> **Filed November 18, 2021**
> **File No. 333-261191**

Dear Mr. Robo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown, Law Clerk, at 202-551-3905 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Thomas P. Giblin, Jr. of Morgan, Lewis & Bockius LLP